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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Genesis Lease Limited
(Name of Issuer)
American Depository Shares
(Title of Class of Securities)
37183T107
(CUSIP Number)
Jeffrey Tannenbaum
505 Fifth Avenue
23rd Floor
New York, New York 10017
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

March 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37183T107

1	NAMES OF REPORTING PERSONS: Fir Tree Value Master Fund, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	37183T107

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CUSIP No.	37183T107

1	NAMES OF REPORTING PERSONS: Fir Tree, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	New York

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

SCHEDULE 13D/A
This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the “Commission”) on January 16, 2007.
This Amendment is being filed to amend and restate Item 4, Item 5, Item 6 and Item 7. The Schedule 13D is hereby amended as follows:
Item 4. Purpose of the Transaction
     On March 1, 2007 the Reporting Persons sold 2,708,900 Shares of the Issuer, representing all of its holdings. The sale of the Shares was made in the ordinary course of business. Subsequent to the sale referenced in the preceding paragraph, the Reporting persons entered into a swap transaction that provided Reporting Persons an economic interest in the Shares of the Issuer but does not provide the Reporting Persons any voting or dispositive power over any shares held by the swap counterparty.
     Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
     (a) As of March 1, 2007, Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. beneficially own 0 Shares and 0 Shares, respectively, of the Issuer, which represents in the aggregate 0% of the Issuer’s outstanding Shares.
     (b) Fir Tree, Inc., as the investment manager of Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P., has the sole power to vote and dispose of the 0 Shares held collectively by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P.
     (c) The transactions in the Issuer’s securities by Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P. during the sixty days prior to the obligation to file this Schedule 13D are listed as Annex A attached hereto and made a part hereof. Transactions in the Issuer’s securities subsequent to the obligation to file this Schedule 13D are also listed on Annex A.
     (d) Not Applicable.
     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Reporting persons have entered into a swap transaction that provides the Reporting Persons an economic interest in the Shares of the Issuer but does not provide the Reporting Persons any voting or dispositive power over any shares held by the swap counterparty.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated March 2, 2007, between Fir Tree, Inc., Fir Tree Value Master Fund, LP and Fir Tree Recovery Master Fund, L.P.

ANNEX A

Transaction		Quantity	Price per
Date	Buy/Sell	(shares)	Share ($)
01/19/2007	Buy	23,900	23.86200
02/26/2007	Buy	75,000	25.14370
02/26/2007	Buy	25,000	25.01000
02/27/2007	Buy	52,000	24.99880
02/27/2007	Buy	32,500	25.12560
03/01/2007	Buy	400	22.85250
03/01/2007	Sell	2,708,900	23.65370

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 2, 2007

FIR TREE VALUE MASTER FUND, LP
By:	FIR TREE, INC., its Manager

	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.

By:	FIR TREE, INC., its Manager
	By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President